Jeffrey T. Haughey

Partner

4801 Main Street, Suite 1000

Kansas City, MO 64112

Direct: 816.983.8146

Fax: 816.983.8080

jeff.haughey@huschblackwell.com

June 14, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	WireCo WorldGroup Inc. (the “Company”)

Ladies and Gentlemen:

On behalf of the Company we hereby forward for filing, via EDGAR, the Registration Statement on Form S-4 relating to the offer by the Company to exchange $275,000,000 aggregate principal amount of its 9.5% senior notes due 2017 which are to be registered under the Securities Act of 1933 (the “new notes”), for any and all of its outstanding 9.5% senior notes due 2017 (the “old notes”).

The Company is registering the exchange offer in reliance on the position of the Staff enunciated in Exxon Capital Holdings Corporation (publicly available May 13, 1988), Morgan Stanley and Co., Incorporated (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993). The Company has provided a supplemental letter to the Commission, filed as correspondence to the registration statement, representing that the Company has not entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offer and that, to the best of the Company’s information and belief, each holder participating in the exchange offer is acquiring the new notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the exchange offer.

Please note that the Company and the Securities and Exchange Commission Staff (the “Staff”) agreed in previous communications, consisting of a Request for Interpretation dated February 18, 2011, a phone call between the Company’s legal counsel and the Staff on February 25, 2011 and a follow-up letter from the Company’s legal counsel on March 1, 2011, that was supplemented by an email on March 14, 2011, that the Staff will review the Form S-4 despite the open issue regarding Rule 3-10(d) of Regulation S-X. The Company has provided an undertaking in the

Securities and Exchange Commission

June 14, 2011

supplemental letter referenced above, that it will not request effectiveness of the Registration Statement on Form S-4 until the ownership arrangement required to satisfy Rule 3-10(d) of Regulation S-X is satisfied (or abandoned, in which case the financial statements presented in the Registration Statement will be substantially enhanced). Should you want copies of this correspondence, we would be happy to provide them to you upon your request.

Please also note that none of the applicable significance tests exceed 20% by the target in the proposed acquisition of “Drumet,” which is described in the Registration Statement. Accordingly, no pro forma financial will be required in connection with this acquisition.

Please direct any and all comments or questions with respect to this filing to me at (816) 983-8146.

Sincerely,

/s/ Jeffrey T. Haughey
Jeffrey T. Haughey

JTH